PROSPECTUS SUPPLEMENT NO. 11 (To Prospectus dated July 29, 2005)	Filed pursuant to Rule 424(b)(3) Registration No. 333-126737
UROPLASTY, INC.
2,147,142 Shares of Common Stock
and
1,180,928 Shares of Common Stock
Issuable Upon Exercise of Warrants

This prospectus supplement relates to shares of our common stock that may be sold at various times by certain selling shareholders. You should read this prospectus supplement no. 11 together with the prior prospectus supplements and prospectus dated July 29, 2005, which are to be delivered with this prospectus supplement.
This prospectus supplement contains our Current Report on Form 8-K relating to a new distribution agreement with CL Medical SARL. This report was filed with the Securities and Exchange Commission on February 21, 2006. The attached information supplements and supersedes, in part, the information contained in the prospectus.
Our common stock is traded on the American Stock Exchange under the symbol “UPI.” On February 17, 2006, the closing price of our common stock on the American Stock Exchange was $2.50 per share.
This investment is speculative and involves a high degree of risk. See “Risk Factors” on page 6 of the prospectus to read about factors you should consider before buying shares of the common stock.

Neither the SEC nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated February 21, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K
Current Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report: February 21, 2006
UROPLASTY, INC.
(Exact name of registrant as specified in charter)

000-20989 (Commission File No.)	41-1719250 (IRS Employer Identification No.)
Minnesota
(State or other jurisdiction of incorporation or organization)
2718 Summer Street NE
Minneapolis, Minnesota 55413-2820
(Address of principal executive offices)
612-378-1180
(Registrant’s telephone number, including area code)
Not Applicable
(Former Name and Address)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐ Written communications pursuant to Rule 425 of the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement
On February 15, 2006, we entered into a new distribution agreement with CL Medical, which replaces and supersedes the manufacturing and distribution agreement dated September 2, 2004. The new distribution agreement appoints us as the exclusive distributor of the I-Stop sling in the United States, and obligates CL Medical to supply us with the product’s entire requirements, sterilized, packaged, labeled and ready for sale, all manufactured in accordance with FDA laws and regulations. The new distribution agreement is for six years, with our right to renew it for successive five-year terms. We have a specified minimum purchase requirement of $355,000 of units in the first 12-month period following January 1, 2006, increasing to approximately $2.6 million of units over a five-year period, subject to periodic adjustment based on the value of the euro. The purchase price is payable in euros. If we fail to reach our minimum purchase requirement in any 12-month period, CL Medical has the right to terminate our exclusive distribution rights in the United States.
Under the new distribution agreement, CL Medical has agreed to provide us with any improvements or modifications it makes to the I-Stop sling during the term of the agreement without additional charge. In addition, CL Medical has granted us a right of first refusal for exclusive distribution rights in the United States to any new medical devices or procedures it develops during the term of the agreement. We have agreed that during, and for one year after, the term of our agreement, we will not manufacture our own, or market any other party’s tension-free vaginal tape product for the treatment of female stress urinary incontinence. If for any reason CL Medical is prohibited from exporting the I-Stop sling into the United States, CL Medical is required to supply us the components necessary to manufacture, package and label the I-Stop sling in the United States market.
Item 9.01 Financial Statements and Exhibits.
(c) Exhibits

Exhibit No.	Description
99.1	Press Release of Uroplasty, Inc. dated February 20, 2006.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: February 21, 2006

UROPLASTY, INC.
By:	/s/ Mahedi A. Jiwani
Mahedi A. Jiwani
Vice President, Chief Financial Officer and Treasurer

NEWS RELEASE
UROPLASTY, INC. ANNOUNCES EXCLUSIVE I-STOP MID-URETHRAL
SLING DISTRIBUTION
MINNEAPOLIS, MN, February 20, 2006 — Uroplasty, Inc. (AMEX: UPI) announced execution of a six-year agreement with CL Medical, Lyon, France for exclusive distribution of the I-STOP™ Mid-Urethral Sling product in the United States. The I-STOP tape is the only monofilament polypropylene tape specifically designed for application as a sling for the treatment of female stress urinary incontinence. This February 2006 agreement supersedes the September 2004 agreement.
Sam B. Humphries, President and Chief Executive Officer, stated, “We are pleased to further strengthen our long-term, world-wide relationship with CL Medical. This agreement demonstrates our commitment to develop and market a platform of innovative, minimally-invasive products for voiding dysfunctions and is a key element in our growth.”
***
Uroplasty, Inc., headquartered in Minneapolis, Minnesota, with wholly-owned subsidiaries in The Netherlands and the United Kingdom, is a medical device company that develops, manufactures and markets innovative, proprietary products for the treatment of voiding dysfunctions, including urinary and fecal incontinence, overactive bladder and vesicoureteral reflux.
The I-STOP™ Mid-Urethral Sling is a biocompatible, tension-free sling used to treat female stress urinary incontinence resulting from urethral hypermobility, a condition in which the urethra is not properly supported by surrounding tissues. The unique closed-loop design of the tape provides an atraumatic tape edge; the lengthwise polypropylene strands provide strength, dimensional stability and controlled flexibility; this design resists fragmentation, stretching and deformity during the implant procedure.
The I-STOP sling provides a hammock-like support for the urethra to prevent urine leakage associated with activities such as coughing, laughing, lifting or jumping. A European multi-center study documented the clinical success of the I-STOP product. This study revealed an 85% patient satisfaction rate, verified I-STOP safety and clinical efficacy, and confirmed an extremely low rate of surgical complications. Uroplasty sells the I-STOP Sling in the United Kingdom and in the United States.
The Urgent® PC Neuromodulation System is a proprietary, minimally invasive nerve stimulation device designed for office-based treatment of overactive bladder symptoms of urge incontinence, urinary urgency and urinary frequency. Application of neuromodulation therapy targets specific nerve tissue and disrupts the signals that lead to the symptoms of overactive bladder. Uroplasty sells the Urgent PC system in the United States, in Canada and in countries recognizing the CE symbol. Outside the United States, the Urgent PC is also indicated for the treatment of fecal incontinence
Macroplastique® Implants, Uroplasty’s patented soft tissue bulking agent, is used to treat both female and male urinary incontinence and to treat vesicoureteral reflux in children. When Macroplastique is injected into tissue, it stabilizes and “bulks” the tissue, providing the surrounding muscles with increased capability to control the flow of urine. Additionally, Uroplasty markets soft tissue bulking agents for specific indications such as PTQ™ Implants for the treatment of fecal incontinence, VOX® Implants for the treatment of vocal cord rehabilitation and Bioplastique® for augmentation or restoration of soft tissue defects in plastic surgery indications. Uroplasty’s bulking products are sold outside the United States.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. This press release contains forward-looking statements, which reflect our views regarding future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, including those identified below, which could cause actual results to differ materially from historical results or those anticipated. The words “aim,” “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions, which indicate future events and trends, identify forward-looking statements. Actual future results and trends may differ materially from historical results or those anticipated depending upon a variety of factors, including, but not limited to: the effect of government regulation, including when and if we receive approval for marketing products in the United States; the impact of international currency fluctuations on our cash flows and operating results; the impact of technological innovation and competition; acceptance of our products by physicians and patients, our historical reliance on a single product for most of our current sales; our ability to commercialize our recently licensed product lines; our intellectual property and the ability to prevent competitors from infringing our rights; the ability to receive third party reimbursement for our products; the results of clinical trials; our continued losses and the possible need to raise additional capital in the future; our ability to manage our international operations; our ability to hire and retain key technical and sales personnel; our dependence on key suppliers; future changes in applicable accounting rules; and volatility in our stock price.
FOR FURTHER INFORMATION: visit Uroplasty’s web page at www.uroplasty.com or contact Mr. Humphries.
UROPLASTY, INC.
Sam B. Humphries, President / CEO
2718 Summer Street N.E.
Minneapolis, MN 55413-2820
Tel: 612-378-1180
Fax: 612-378-2027
E-mail: samh@uroplasty.com